EQONEX LIMITED
118 PICCADILLY
MAYFAIR, LONDON W1J 7NW
UNITED KINGDOM

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 8:00 P.M. (Singapore Time) / 8:00 A.M. (Eastern Time) on November 28, 2022 (Monday). Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 8:00 P.M. (Singapore Time) / 8:00 A.M. (Eastern Time) on November 28, 2022 (Monday). Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D92061-P81307 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

EQONEX LIMITED

The Board of Directors recommends you vote FOR the proposals below.

Ordinary Resolutions

		For	Against	Abstain
1.	To approve the Directors' Statement and the Singapore Statutory Consolidated Audited Financial Statements for the Company's financial year ended March 31, 2022.	☐	☐	☐
2.	To approve, for the financial year ending March 31, 2023, the (i) re-appointment of Messrs Prime Accountants LLP, Chartered Accountants of Singapore as the Company's statutory auditors and for it to hold office until the conclusion of the Company's next annual general meeting; (ii) re-appointment of Messrs Mazars USA LLP as the Company's auditors for other applicable reporting requirements under the relevant securities rules and regulations which the Company is subject to as a NASDAQ-listed company; and (iii) authorization for the Board to fix the remuneration for Messrs Prime Accountants LLP, Chartered Accountants of Singapore and Messrs Mazars USA LLP.	☐	☐	☐
3.	To approve the renewal of general share issue mandate granted to the Board of Directors for the issue of ordinary shares in the Company.	☐	☐	☐
4.	To approve the offer and granting of equity compensation awards (including in the form of restricted share units) in accordance with the Company's 2020 Omnibus Incentive Plan and the issue of shares pursuant to the equity compensation awards.	☐	☐	☐
5.	To approve the consolidation of every ten shares of the Company as at a books closure date to be determined by the Directors, to be no later than six months following approval by the shareholders into one consolidated share.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Form 6-K and Notice are available at www.proxyvote.com.

D92062-P81307

EQONEX LIMITED
Annual General Meeting of Shareholders
November 29, 2022 8:00 P.M. (Singapore Time) / 8:00 A.M. (Eastern Time)
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) the Chairman of the meeting as proxy, with the power to appoint his or her substitute, and hereby authorize(s) him or her to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common stock of EQONEX Limited that the shareholder(s) is/are entitled to vote before the Annual General Meeting of Shareholders to be held at 8:00 P.M. (Singapore Time) / 8:00 A.M. (Eastern Time) on November 29, 2022, virtually at www.virtualshareholdermeeting.com/EQOS2022, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side